Consent of Independent Registered Public Accounting Firm

We consent to the use in the registration statement on Form N-1A of SSgA Active Trust of our report dated October 31, 2014, with respect to the statements of assets and liabilities, including the portfolios of investments, of CBRE Clarion Global Listed Infrastructure Fund, LP, as of December 31, 2013 and 2012, and the related statements of operations, changes in partners’ capital, and the financial highlights for the year ended December 31, 2013, and the period from March 1, 2012 (commencement of operations) through December 31, 2012.

We also consent to the use in the registration statement on Form N-1A of SSgA Active Trust of our report dated November 24, 2014, with respect to the portfolio of investments of CBRE Clarion Global Listed Infrastructure Fund, LP, as of October 31, 2014.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 16, 2015